

SANDSTORM
GOLD

2016 Second Quarter Report

SECTION 01

Management's Discussion and Analysis

For the Period Ended June 30, 2016

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and six months ended June 30, 2016 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to preparation of interim financial statements including International Accounting Standard 34—Interim Financial Reporting ("IAS 34"). Readers are encouraged to consult the Company's audited consolidated financial statements for the year ended December 31, 2015 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to August 3, 2016 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

OPERATING RESULTS

Attributable Gold Equivalent ounces sold, for the three and six months ended June 30, 2016 were 12,517 ounces and 23,898 ounces, respectively, compared with 12,901 ounces and 25,361 ounces for the comparable periods in 2015.

Revenue for the three and six months ended June 30, 2016 was $15.7 million and $29.1 million, respectively, compared with $15.4 million and $30.7 million for the comparable periods in 2015.

Operating cash flows for the three and six months ended June 30, 2016 were $8.9 million and $18.6 million, respectively, compared with $9.5 million and $17.6 million for the comparable periods in 2015.

Average cash costs for the three and six months ended June 30, 2016 of $261[1] and $264[1] per Attributable Gold Equivalent ounce, respectively, compared with $304[1] and $313[1] per Attributable Gold Equivalent ounce for the comparable periods in 2015.

1   Refer to section on non-IFRS measures of this MD&A

FINANCING

On June 1, 2016, Sandstorm amended its revolving credit facility, extending the term to four years (maturing in July 2020). The revolving credit facility allows the Company to borrow up to $110 million for acquisition purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce.

On July 6, 2016, the Company completed an equity financing for aggregate gross proceeds of $57.5 million. Upon closing of the financing, the majority of the net proceeds were used to reduce the balance of the Company's revolving credit facility. As a result, the Company currently has no bank debt and the entire $110 million revolving credit facility remains available for acquisition purposes.

Overview

Sandstorm is a growth-focused company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Silver Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 131 Gold Streams and net smelter returns royalties ("NSR"s), of which 20 of the underlying mines are producing.

Outlook

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2016 is forecasted to be between 43,000 – 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 65,000 ounces per annum by 2020.

— KEY PRODUCING ASSETS

Yamana Silver Stream

YAMANA GOLD INC. ↘

The Company has a Silver Stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and an agreement to receive interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

SILVER DELIVERIES

Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

    i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

    ii.   the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

DOWNSIDE PROTECTION

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

ABOUT CERRO MORO

The Cerro Moro project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of the Cerro Moro mine. The current plan indicates average annual production in the first three years of 150,000 ounces of gold and 7.2 million ounces of silver, with the life of mine annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver at a throughput of 1,000 tonnes per day.

The procurement of long lead items is underway and Yamana anticipates that construction on Cerro Moro will begin in 2016.

Chapada Copper Stream   YAMANA GOLD INC. ↘

The Company has a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

    i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii.   3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii.   1.5% of the copper produced thereafter, for the life of the mine.

DOWNSIDE PROTECTION

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

ABOUT CHAPADA

Chapada has been in production since 2007 and is a relatively low-cost South American operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and it recently announced an updated reserve statement which increased Proven and Probable copper mineral reserves to 3.059 billion pounds of copper contained in 523.8 million tonnes at 0.26% copper (see www.yamana.com for more information).

Diavik Diamond Royalty   RIO TINTO PLC ↘

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of an open pit mine on a fourth pipe (A21) which is targeted for production in 2018. Recent public announcements have indicated that the development of A21 pipe continues to progress according to plan.

CURRENT ACTIVITIES

Dominion Diamond Corp. recently provided an updated reserve and resource estimate for the Diavik Mine. The update resulted in the A154 North Probable reserves more than doubling to 11.1 million carats, with total Proven and Probable Reserves standing at 20.8 million carats (contained within 8.8 million tonnes at 2.4 carats per tonne; see www.ddcorp.ca for more information).

Santa Elena Gold Stream

FIRST MAJESTIC SILVER CORP. ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

CURRENT ACTIVITIES

First Majestic is continuing the development of the new San Salvador ramp. This new ramp is scheduled to connect to the Main Vein area by the end of 2016. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase underground production capacity.

Black Fox Gold Stream

PRIMERO MINING CORP. ↘

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension, which includes a portion of Primero's Pike River concessions, for a per ounce cash payment equal to the lesser of $524 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.

CURRENT ACTIVITIES

The Froome zone continues to be a priority for Primero as it evaluates the deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017.

Bachelor Lake Gold Stream   METANOR RESOURCES INC. ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

The Bachelor Lake Mine is an underground, narrow vein mining operation with an operating mill and surface infrastructure, which began production in early 2013.

CURRENT ACTIVITIES

Metanor recently released positive drill results from its exploration activities at the Bachelor Lake Mine and the newly discovered Moroy zone. For more information refer to www.metanor.ca.

Karma Gold Stream   ENDEAVOUR MINING CORP. ↘

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour Mining Corporation ("Endeavour")'s, the successor to True Gold Mining Inc., open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively (together the "Stream Syndicate").

The Karma Mine has five defined mineral deposits that make up the Karma project with total Proven and Probable mineral reserves of 949,000 ounces of gold contained in 33.2 million tonnes at 0.89 grams per tonne (see www.endeavourmining.com). The operators of the Karma Mine expect to convert resources into reserves through further drilling and studies, in order to extend the mine-life beyond its currently stated 8.5 year life.

CURRENT ACTIVITIES

It was recently announced that production had commenced on April 11, 2016 at the Karma Mine.

Endeavour recently closed its previously announced arrangement whereby it would acquire True Gold Mining Inc., the owner of the Karma Mine.

Bracemac-McLeod Royalty

GLENCORE PLC ↘

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore plc ("Glencore").

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream

RAMBLER METALS & MINING PLC ↘

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2015 metallurgical recoveries, Sandstorm's 2016 gold purchase entitlement was adjusted to 30%.

CURRENT ACTIVITIES

Rambler recently closed a financing for approximately £10 million from a specialized mining and mineral investment fund (CE Mining GP II Limited).

— OTHER PRODUCING ASSETS

Emigrant Springs Royalty

NEWMONT MINING CORP. ↘

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Mine Waste Solutions Royalty

ANGLOGOLD ASHANTI LTD. ↘

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

Gualcamayo Royalty

YAMANA GOLD INC. ↘

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

San Andres Royalty

AURA MINERALS INC. ↘

The Company has a 1.5% NSR on the San Andres mine (the "San Andres Mine") which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

— DEVELOPMENT ASSETS

Aurizona Gold Royalty

LUNA GOLD CORP. ↘

The Company has a 3% – 5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Luna has initiated a pre-feasibility study for the restart of the Aurizona Mine and Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields property. Luna recently announced that it had entered into an exploration agreement with AngloGold covering the greenfields exploration property.

Hugo North Extension & Heruga Gold Stream   ENTRÉE GOLD INC. ↘

During the six months ended June 30, 2016, Sandstorm amended its Gold Stream with Entrée Gold Inc. ("Entrée") such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and during the six months ended June 30, 2016, Sandstorm received consideration of $7.0 million (of which $5.5 million was paid in cash and $1.5 million was received by way of Entrée common shares).

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. ("Turquoise Hill") and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Entrée recently announced that an Oyu Tolgoi underground mine development and financing plan had been signed by the Government of Mongolia, Entrée's joint venture partner, Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto. The plan provides a path forward to the eventual restart of underground development, including Lift 1 of the Hugo North Extension. Recently, Entrée's joint venture partner, announced that it had signed a $4.4 billion finance facility for underground mine develop-ment at the Oyu Tolgoi project. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. Recently, Turquoise Hill and Rio Tinto formally announced their intent to proceed with the re-start of the Oyu Tolgoi underground development, including plans for the Hugo North Extension. Furthermore, it was announced that the EPCM contractor had begun work on that development.

Hot Maden Royalty

MARIANA RESOURCES LTD. ↘

On January 19, 2016, the Company acquired a 2% NSR on the Hot Maden gold-copper project which is located in the Artvin Province, northeastern Turkey (the "Hot Maden Project"). The project is co-owned by Mariana Resources Ltd. and its Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S., which owns a 70% interest in the project.

Mariana announced an updated mineral resource estimate for the Hot Maden Project on July 25, 2016. The Main Gold Copper Zone contains an Indicated Resource of 3.43 million gold equivalent ounces (within 7.13 metric tonnes at 15 grams per tonne gold equivalent with 12.2 grams per tonne gold). Mariana also announced a maiden Inferred Resource estimate for the newly discovered Southern Gold-Copper Zone which contains 0.35 million gold equivalent ounces (within 1.35 metric tonnes at 8.1 gold equivalent with 7.2 grams per tonne gold). For more information see www.marianaresources.com.

Hackett River Royalty

GLENCORE PLC ↘

On January 19, 2016, the Company acquired a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide project and is one of the largest undeveloped projects of its kind. The property is made up of four massive sulphide deposits that occur over a 6.6 kilometre strike distance. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent technical report, completed in 2013, reported 25.0 million tonnes of Indicated Resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of Inferred Resources with 3.0% zinc and 100.0 grams per tonne silver.

Lobo-Marte Royalty

KINROSS GOLD CORP. ↘

On January 19, 2016, the Company acquired a 1.05% NSR on production from the Lobo-Marte project located in the Maricungha gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corp. ("Kinross").

Kinross completed a prefeasibility study at Lobo-Marte that contemplated an open-pit/ heap-leach operation. As a result of changes in the plan of operations and other factors, Kinross withdrew its previously submitted permit application. Future development and operations at Lobo-Marte will require the re-initiation of the permitting process.

Agi Dagi & Kirazli Royalty   ALAMOS GOLD INC. ↘

On January 19, 2016, the Company acquired a $10/ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2012 pre-feasibility study on Agi Dagi and Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the study, Agi Dagi is expected to produce an average of 143,000 ounces of gold per year over a 7 year mine life while Kirazli is expected to produce an average of 99,000 ounces of gold per year over a 5 year mine life. For more information see www.alamosgold.com.

Bomboré Royalty   OREZONE GOLD CORP. ↘

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million (the "Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/ or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

Orezone's 168 km^2 Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources (139.9 metric tonnes at 1.01 grams per tonne, see www.orezone.com).

Prairie Creek Royalty   CANADIAN ZINC CORPORATION ↘

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead. Canadian Zinc recently entered into sale agreements with both Boliden and Korea Zinc for the sale of the zinc and lead concentrates produced at the Prairie Creek mine. This represents a significant step forward in the development of the mine. For more information see www. canadianzinc.com.

Mt. Hamilton Royalty   WATERTON PRECIOUS METALS FUND II CAYMAN, LP ↘

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

— ACQUISITION

Teck Royalty Package

During the six months ended June 30, 2016, the Company announced that it had acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates ("Teck"). The portfolio which was acquired for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company provides:

ASSET DIVERSIFICATION	the royalty package consists of assets in North America (32), Asia (10), South America (7) and Europe (3) and includes producing assets (4), development-stage projects (8), advanced exploration-stage projects (7) and exploration-stage properties (33);
IMMEDIATE CASH FLOW AND SIGNIFICANT CASH FLOW GROWTH POTENTIAL	the Company has estimated cash flow in 2016 of over $1.0 million, with estimated growth to over $10 million in cash flow per year over the long term;
STRONG COUNTERPARTIES	royalty counterparties include Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation and Kinross Gold Corporation; and
LONG-TERM OPTIONALITY	over two dozen royalties on exploration-stage properties, several of which are undergoing active exploration programs.

— REVOLVING CREDIT FACILITY

On June 1, 2016, Sandstorm amended its revolving credit agreement (the "Revolving Facility"), extending the term to four years (maturing in July 2020). The Revolving Facility allows the Company to borrow up to $110 million for acquisition purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce. As part of the amendment, the Company improved its leverage ratio covenant such that it is now required to maintain a leverage ratio (defined as net debt divided by EBITDA) of less than or equal to 4.00:1, 3.50:1, and 2.75:1 for calendar 2016 through to the end of calendar 2017, calendar 2018 and the remainder of the life of the Revolving Facility, respectively.

— EQUITY FINANCING

On July 6, 2016 the Company completed a public offering of 12,921,400 common shares at a price of $4.45 per common share, for gross proceeds of $57.5 million. In connection with the offering, the Company paid agent fees of $2.9 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company's Revolving Facility.

— NORMAL COURSE ISSUER BID

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 3, 2017, to purchase up to 6,896,539 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company's management believes that the Common Shares are undervalued by the market.

— OTHER

While assessing whether any indications of impairment exist for mineral properties and royalties, consideration is given to both external and internal sources of information. The lack of progress with respect to advancing some of the royalties within Sandstorm's mineral interest portfolio, prompted the Company to evaluate its investment in these specific assets. As a result of its review, the Company, during the three months ended March 31, 2016, recorded an impairment charge of $1.4 million for the full balance of these specifically identified mineral royalties.

Summary of Quarterly Results

(selected quarterly information from financial statements)

In $000s	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015
Total revenue	$ 15,709	$ 13,384	$ 9,863	$ 12,086
Attributable Gold Equivalent ounces sold [1]	12,517	11,381	8,951	10,834
Gold sales	$ 10,858	$ 8,504	$ 6,604	$ 9,055
Royalty revenue	4,851	4,880	3,259	3,031
Average realized gold price per attributable ounce [1]	1,255	1,176	1,102	1,116
Average cash cost per attributable ounce [1]	261	267	258	307
Cash flow from operations	8,935	9,685	4,987	8,234
Cash flow from operations per share (basic) [1]	0.06	0.07	0.04	0.07
Cash flow from operations per share (diluted) [1]	0.06	0.07	0.04	0.07
Net income (loss)	5,199	13,159	(24,960)	(5,470)
Basic income (loss) per share	0.04	0.10	(0.20)	(0.05)
Diluted income (loss) per share	0.04	0.10	(0.20)	(0.05)
Total assets	525,353	531,160	496,873	408,170
Total long-term liabilities	$ 62,854	$ 80,130	$ 86,779	$ 4,768

In $000s	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014
Total revenue	$ 15,429	$ 15,285	$ 12,488	$ 15,559
Attributable Gold Equivalent ounces sold [1]	12,901	12,460	10,424	12,282
Gold sales	$ 11,360	$ 11,566	$ 9,463	$ 11,571
Royalty revenue	4,069	3,719	3,025	3,988
Average realized gold price per ounce [1]	1,196	1,227	1,198	1,267
Average cash cost per ounce [1]	304	323	308	308
Cash flow from operations	9,479	8,119	8,854	9,962
Cash flow from operations per share (basic) [1]	0.08	0.07	0.08	0.08
Cash flow from operations per share (diluted) [1]	0.08	0.07	0.07	0.08
Net income (loss)	(13,451)	825	2,608	2,076
Basic income per share	(0.11)	0.01	0.02	0.02
Diluted income per share	(0.11)	0.01	0.02	0.02
Total assets	415,944	425,154	431,070	445,368
Total long-term liabilities	$ 5,316	$ 5,341	$ 5,892	$ 6,161

1   See non-IFRS measures section below.

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Gold Streams, Silver Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's reportable operating segments for the three months ended June 30, 2016 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash flow from operations
Bachelor Lake	1,562	$ 1,945	$ 782	$ 826	$ –	$ 337	$ 838
Black Fox	911	1,121	477	407	–	237	525
Chapada	911	1,144	349	561	–	234	795
Diavik	1,454	1,825	–	2,008	–	(183)	1,725
Karma	1,250	1,550	311	786	–	453	1,239
Ming	304	368	–	105	–	263	368
Santa Elena	2,942	3,762	1,059	676	–	2,027	2,703
Yamana Silver Stream	771	968	290	491	–	187	678
Other Royalties	2,412	3,026	–	1,336	–	1,690	2,078
Corporate	–	–	–	–	–	2,238	(2,014)
Consolidated	**12,517**	**$ 15,709**	**$ 3,268**	**$ 7,196**	**$ –**	**$ 7,483**	**$ 8,935**

The Company's reportable operating segments for the three months ended March 31, 2016 are summarized in the table below:

In $000s	Attributable Gold Equivalent ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash flow from operations
Bachelor Lake	1,695	$ 1,980	$ 847	$ 694	$ -	$ 439	$ 1,133
Black Fox	1,336	1,587	696	597	-	294	891
Chapada	973	1,144	354	552	-	238	790
Diavik	1,105	1,300	-	868	-	432	1,176
Santa Elena	2,887	3,391	1,031	664	-	1,696	2,360
Yamana Silver Stream	304	357	107	194	-	56	250
Other Royalties	3,044	3,580	-	1,646	(1,368)	566	4,712
Other	37	45	4	15	-	26	45
Corporate	-	-	-	-	-	10,449	(1,672)
Consolidated	**11,381**	**$ 13,384**	**$ 3,039**	**$ 5,230**	**$ (1,368)**	**$ 14,196**	**$ 9,685**

— THREE MONTHS ENDED JUNE 30, 2016 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2015

For the three months ended June 30, 2016, net income and cash flow from operations were $5.2 million and $8.9 million, respectively, compared with net loss and cash flow from operations of $13.5 million and $9.5 million for the comparable period in 2015. The change is attributable to a combination of factors including:

↳ A $6.0 million gain on the revaluation of the Company's investments primarily driven by the change in fair value of the Luna convertible debenture;

↳ A $3.0 million decrease in depletion expense largely driven by a resetting of the number of ounces in the depletable base due to various factors including the conversion of exploration upside into resources and reserves;

↳ Certain items recognized during the three months ended June 30, 2015 did not occur during the three months ended June 30, 2016 including (i) a $8.1 million non-cash income tax expense primarily related to a reduction of the Company's deferred income tax asset arising from taxable income previously attributed to its Barbadian subsidiary; and (ii) a $3.3 million non-cash impairment charge relating to the Santa Fe Gold Stream; which was partially offset by a $3.7 million gain on the settlement of the Luna Gold Stream and loan; partially offset by:

↳ A $1.3 million increase in interest expense and other as the Company drew on its Revolving Facility in October 2015.

For the three months ended June 30, 2016, revenue was $15.7 million compared with $15.4 million for the comparable period in 2015. The increase is largely attributed to a number of factors including:

↳ 5% increase in the average realized selling price of gold; partially offset by:

↳ 3% decrease in the number of Attributable Gold Equivalent ounces sold, due to:

    i.   A decrease of 2,921 gold ounces sold from the Aurizona Mine as Luna has finished processing ore from the stockpile and ceased mining operations;

    ii.   A 34% decrease in gold ounces sold from the Black Fox Mine primarily related to the timing of shipments whereby 227 ounces were received as at June 30, 2016, but were sold subsequent to quarter end;

    iii.   A 27% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the timing of shipments whereby 579 ounces were received as at June 30, 2016, but were sold subsequent to quarter end; partially offset by:

    iv.   An additional 1,682 Attributable Gold Equivalent ounces sold from the Company's recently acquired Yamana Silver Stream and Chapada copper stream; and

    v.   An additional 1,250 gold ounces sold from the Karma Mine which announced its first gold production in April 2016.

— SIX MONTHS ENDED JUNE 30, 2016 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2015

For the six months ended June 30, 2016, net income and cash flow from operations were $18.4 million and $18.6 million, respectively, compared with net loss and cash flow from operations of $12.6 million and $17.6 million for the comparable period in 2015. The increase is attributable to a combination of factors including:

↳ A $19.5 million gain on the revaluation of the Company's investments primarily driven by the change in fair value of the Luna convertible debenture;

↳ A $6.6 million decrease in depletion expense largely driven by a resetting of the number of ounces in the depletable base due to various factors including the conversion of exploration upside into resources and reserves;

↳ Certain items recognized during the six months ended June 30, 2015 did not occur during the six months ended June 30, 2016 including (i) a $8.1 million non-cash income tax expense primarily related to a reduction of the Company's deferred income tax asset arising from taxable income previously attributed to its Barbadian subsidiary; and (ii) a $3.3 million non-cash impairment charge relating to the Santa Fe Gold Stream; partially offset by (i) a $3.7 million gain on the settlement of the Luna Gold Stream and loan; and (ii) a foreign exchange gain of $2.0 million largely driven by fluctuations in the foreign exchange rate; partially offset by:

↳ A $2.4 million increase in interest expense and other as the Company drew on its Revolving Facility in October 2015.

For the six months ended June 30, 2016, revenue was $29.1 million compared with $30.7 million for the comparable period in 2015. The decrease is largely attributed to a 6% decrease in the number of Attributable Gold Equivalent ounces sold, consisting of:

i.   A decrease of 6,033 gold ounces sold from the Aurizona Mine as Luna has finished processing ore from the stockpile and ceased mining operations;

ii.   A 31% decrease in gold ounces sold from the Black Fox Mine primarily related to limited availability of high-grade ore from the upper, remnant areas of the underground mine. Primero expects daily production rates to increase through the remainder of 2016 as the underground contribution from the Deep Central zone ramps-up;

iii.   A 22% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from some stopes and the timing of shipments whereby 579 ounces were received as at June 30, 2016, but were sold subsequent to quarter end; partially offset by:

iv.   A 19% increase in gold ounces sold from the Santa Elena Mine largely attributable to higher grade ore coming from the main vein, Alejandra vein and the leach pad;

v.   An additional 2,959 Attributable Gold Equivalent ounces sold from the Company's recently acquired Yamana Silver Stream and Chapada copper stream; and

vi.   An additional 1,250 gold ounces sold from the Karma Mine which announced its first gold production in April 2016.

— THREE MONTHS ENDED JUNE 30, 2016 COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net income of $5.2 million and cash flow from operations of $8.9 million for the three months ended June 30, 2016 with net income/loss and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↳ A $13.4 million and $6.0 million gain on the revaluation of the Company's investments primarily driven by the change in fair value of the Luna Gold Corp. convertible debenture which was recognized during the three months ended March 31, 2016 and June 30, 2016, respectively;

↳ An $8.1 million non-cash income tax expense related to a reduction of the Company's deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary which was recorded during the three months ended June 30, 2015;

↳ An $18.3 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine and MWS which was recognized during the three months ended December 31, 2015;

↳ A $4.3 million gain on the settlement of the Luna Gold Stream and loan which was recognized during the three months ended June 30, 2015;

↳ A $3.3 million non-cash impairment charge relating to the Santa Fe Gold Stream recognized during the three months ended June 30, 2015;

↳ A general decrease in administration expenses when compared to previous quarters primarily driven by (i) the implementation of cost reduction programs when the Company acquired 100% of the common shares of Premier Royalty Inc. and (ii) the elimination of duplicated costs that were previously being consolidated;

↳ Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including: (i) the Diavik royalty which was acquired during the three months ended March 31, 2015; and (ii) the Yamana Silver Stream and copper stream which were acquired in the three months ended December 31, 2016.

— CHANGE IN TOTAL ASSETS

Total assets decreased by $5.8 million from March 31, 2016 to June 30, 2016 primarily resulting from depletion expense; partially offset by an increase in the value of the Company's investments. Total assets increased by $34.3 million from December 31, 2015 to March 31, 2016 primarily resulting from the acquisition of the Teck royalty package and an increase in the fair value of the Company's investments, partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets increased by $88.7 million from September 30, 2015 to December 31, 2015 primarily resulting from the acquisition of the Yamana Silver Stream and copper stream which were largely funded by utilizing the Company's Revolving Facility; the increase was partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets decreased by $7.8 million from June 30, 2015 to September 30, 2015 primarily resulting from depletion expense, which was partially offset by operating cash flows. Total assets decreased by $9.2 million from March 31, 2015 to June 30, 2015 primarily resulting from (i) the reduction of the Company's deferred tax assets; and (ii) depletion expense; partially offset by operating cash flows. Total assets decreased by $5.9 million from December 31, 2014 to March 31, 2015 primarily resulting from (i) depletion expense; and (ii) a decline in the fair value of investments; partially offset by operating cash flows. Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by (i) depletion expense; (ii) a decline in the fair value of investments; and (iii) by a non-cash impairment charge on the Bracemac-McLeod royalty.

— NON-IFRS MEASURES

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per attributable ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per attributable ounce. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

    i.   Average cash cost per ounce is calculated by dividing the Company's cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1	3 Months Ended June 30, 2016		3 Months Ended June 30 2015		6 Months Ended June 30, 2016		6 Months Ended June 30 2015
Cost of Sales (excluding depletion)	$	3,268	$	3,917	$	6,307	$	7,936
Cash cost of sales is comprised of:							
Total cash cost of gold sold	$	3,268	$	3,917	$	6,307	$	7,936
Divided by:							
Total Attributable Gold Equivalent ounces sold [1]		12,517		12,901		23,898		25,361
Equals:							
Average cash cost of gold (per attributable ounce)	$	**261**	$	**304**	$	**264**	$	**313**

1   *The Company's royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

ii.　Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of cash flow from operations per share (basic and diluted).

Figure 1.2	3 Months Ended June 30, 2016		3 Months Ended June 30 2015		6 Months Ended June 30, 2016		6 Months Ended June 30 2015	
Cash generated by operating activities	$	8,935	$	9,479	$	18,620	$	17,598
Divided by:								
Basic weighted average number of shares outstanding		137,811,137		118,101,949		136,920,678		117,771,242
Diluted weighted average number of shares outstanding		140,438,166		119,450,617		138,968,035		120,458,723
Equals:								
Operating cash flow per share (basic)	**$**	**0.06**	**$**	**0.08**	**$**	**0.14**	**$**	**0.15**
Operating cash flow per share (diluted)	**$**	**0.06**	**$**	**0.08**	**$**	**0.13**	**$**	**0.15**

1　*The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.*

iii.　Average realized gold price per ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of average realized gold price per ounce.

Figure 1.3	3 Months Ended June 30, 2016		3 Months Ended June 30 2015		6 Months Ended June 30, 2016		6 Months Ended June 30 2015	
Total revenue	$	15,709	$	15,429	$	29,093	$	30,714
Divided by:								
Total Attributable Gold Equivalent ounces sold		12,517		12,901		23,898		25,361
Equals:								
Average realized gold price per ounce	**$**	**1,255**	**$**	**1,196**	**$**	**1,217**	**$**	**1,211**

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

— LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2016, the Company had cash and cash equivalents of $3.1 million (December 31, 2015 – $5.3 million) and a working capital of $2.6 million (December 31, 2015 – $1.8 million). On July 6, 2016, the Company completed a public financing resulting in gross proceeds of $57.5 million. Upon closing of the financing, the majority of the net proceeds were used to reduce the balance of the Company's Revolving Facility. As a result, the Company currently has no bank debt and the entire $110 million revolving credit facility remains available for acquisition purposes.

During the six months ended June 30, 2016, the Company generated operating cash flows of $18.6 million compared with $17.6 million during the comparable period in 2015, with the increase being primarily attributable to changes in non-cash working capital; partially offset by a decrease in Attributable Gold Equivalent ounces sold.

During the six months ended June 30, 2016, the Company had net cash inflows from investing activities of $3.1 million which were primarily the result of: (i) $18.4 million cash inflow largely consisting of the disposition of the Company's investments and the receipt of $5.5 million related to the Company's amendment of the Entrée commodity streams; which were partially offset by (ii) the acquisition of investments and other assets; (iii) the payment of $4.0 million, $3.9 million and $1.25 million in connection with the Yamana commodity streams, the Karma Gold Stream and the Increase Option in accordance with the Karma Gold Stream, respectively; and (iv) a $1.4 million payment related to the Teck transaction. During the six months ended June 30, 2015, the Company had cash outflows from investing activities of $54.1 million, which were primarily the result of: (i) the payment of $52.5 million to IAMGOLD Corporation in connection with the Diavik royalty and $3.0 million to Orezone in connection with the Bomboré royalty; and (ii) the acquisition of investments and other assets; partially offset by (i) the receipt of $7.0 million as a result of the Doray Minerals Ltd Gold Stream settlement agreement and (ii) the proceeds from the sale of other investments.

During the six months ended June 30, 2016, the Company had net cash outflows from financing activities of $24.1 million largely related to the repayment of debt under the Company's Revolving Facility. During the six months ended June 30, 2015, the Company had net cash outflows from financing activities of $1.5 million as a result of the redemption of the Company's common shares under the NCIB.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of the gold (unless otherwise noted) [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$524
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$361
Yamana Silver	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $361 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5   For the Entrée Gold and Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

6   For the Entrée Gold and Silver Stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect

and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

9   *Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

In connection with the Karma Gold Stream, Sandstorm has provided True Gold Mining Inc. (now Endeavour) with an 18 month option to increase funding by up to $5 million (the "Increase Option") in exchange for eight quarterly deliveries totaling 7,500 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down. During the six months ended June 30, 2016, Sandstorm remitted $1.25 million of its $5 million commitment under the Increase Option.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

— SHARE CAPITAL

As of August 3, 2016, the Company had 150,400,786 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2015 and 2016 equity financing used to reduce the balance of the Company's Revolving Facility.

A summary of the Company's share purchase options
as of August 3, 2016 are as follows:

Number outstanding	Vested	Exercise Price per Share		Expiry Date
66,000	66,000	C$	6.30	August 25, 2016
1,099,000	1,099,000		6.35	November 25, 2016
27,000	27,000		18.33	August 22, 2017
5,850	5,850		18.33	October 4, 2017
402,133	402,133		16.35	December 11, 2017
150,000	150,000		11.78	December 21, 2017
10,875	10,875		11.31	February 19, 2018
3,625	3,625		10.62	March 1, 2018
12,375	12,375		8.89	December 13, 2018
25,000	16,667		6.03	May 16, 2019
3,267,706	776,066		2.93	November 13, 2019
1,084,000	–		3.60	December 9, 2020
200,000	–		3.64	December 22, 2020
2,250	2,250		15.00	March 30, 2022
6,355,814	**2,571,841**	**C$**	**7.39**	

A summary of the Company's warrants
as of August 3, 2016 are as follows:

Number outstanding	Exercise Price per Share		Expiry Date
1,155,873	C$	13.79	December 4, 2016
5,002,500	$	14.00	September 7, 2017
3,000,000	$	4.50	March 23, 2020
15,000,000	$	3.50	October 27, 2020
5,043,900	$	4.00	November 3, 2020
29,202,273			

The Company has 1,425,517 Restricted Share Rights ("RSRs") outstanding as at August 3, 2016.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as
follows:

In $000s	3 Months Ended June 30, 2016		3 Months Ended June 30, 2015		6 Months Ended June 30, 2016		6 Months Ended June 30, 2015	
Short-term employee salaries and benefits	$	287	$	392	$	557	$	781
Share-based payments		512		559		1,029		1,119
Total key management compensation expense	**$**	**799**	**$**	**951**	**$**	**1,586**	**$**	**1,900**

— FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments which
include cash and cash equivalents, trade receivables and
other, loans receivable, receivables and other, trade and other
payables and bank debt approximate their carrying values at
June 30, 2016. All financial instruments are initially recorded
at fair value.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables
and other, loan receivable, and receivables and other in the ordinary course of
business. The Company sells gold exclusively to third parties with a history in
commodities. The Company's trade receivables and other is subject to the credit
risk of the counterparties who own and operate the mines underlying Sandstorm's
royalty portfolio. The Company's loan receivable and convertible debenture due
from Luna is subject to Luna's credit risk and the Company's ability to realize
on its security.

Currency Risk

Financial instruments that impact the Company's net income or other comprehensive income (loss) due to currency fluctuations include: cash and cash
equivalents, trade receivables and other, investments and trade and other
payables denominated in Canadian dollars. Based on the Company's Canadian
dollar denominated monetary assets and monetary liabilities at June 30, 2016 a
10% increase (decrease) of the value of the Canadian dollar relative to the United
States dollar would increase (decrease) net income by $0.5 million and other
comprehensive income $2.0 million, respectively.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. Presently, all of the Company's outstanding borrowings are at floating rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage risk. During the period ended June 30, 2016, the weighted average effective interest rate paid by the Company on the amount drawn on its outstanding borrowings was 4.5% (2015 – 3.4%). A fluctuation in interest rates of 100 basis points (1 percent) would have affected finance expense by approximately $0.4 million.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at June 30, 2016 of $56.2 million (December 31, 2015 – $26.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. Aside from the outstanding balance on the Company's revolving credit facility, the Company is not subject to other price risks. Except for the Company's exposure to liquidity risk with respect to the Luna Debenture and the revolving credit facility, the Company's exposure to these risks has not changed significantly from the prior year.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 30, 2016, which is available on www.sedar.com.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or applicable commodity from, or the operation of, the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Bomboré Project, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or other royalties in Sandstorm's portfolio (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government

regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities or receive royalties, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Chapada Mine and the Aurizona Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine and the Cerro Moro Project is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project and Bomboré Project are located in Burkina Faso, the San Andres Mine is located in Honduras, the Hot Maden Project, Agi Dagi and Kirazli are located in Turkey, the Lobo-Marte Project is located in Chile, and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project, the Hackett River Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana, Chile, Turkey or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. Moreover, there is no certainty that the Karma Project will achieve its intended production and/or construction timeline, if ever. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company's commodity streams and royalties in connection with Chapada, Cerro Moro, Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres, Hot Maden Project, Hackett River Project, Lobo-Marte Project, Agi Dagi, Kirazli and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S./international taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold and Silver Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold and silver. The price of gold and silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. In the event that the prevailing market price of gold is less than $524 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $361 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold or silver price drops below the cost of producing gold or silver at the Mines, then the Mines may not produce any gold or silver. As a result, the Company will not be entitled to purchase any gold or silver.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Copper Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors. Furthermore, if the copper price drops below the cost of producing copper at the Mines, then the Mines may not produce any copper. As a result, the Company will not be entitled to purchase any copper.

Solvency Risk

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2015 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures (as defined in Rule 13(a)–15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

↳ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↳ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↳ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

> ↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. In connection with the assessment of effectiveness of the Company's internal control over financial reporting as of December 31, 2015, a material weakness was identified relating to the review control over the impairment of long-lived assets. The Company is in the process of implementing a remediation plan to address the deficiency previously noted in the areas of personnel and controls including the hiring of an additional resource to assist in the documentation and review of its internal controls.

Changes in Internal Controls

During the three months ended June 30, 2016, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information

SECTION 02

Condensed Consolidated Interim Financial Statements

For the Period Ended June 30, 2016

Condensed Consolidated Interim Statements of Financial Position

(unaudited)
Expressed in U.S. Dollars ($000s)

Assets	Note	June 30, 2016		December 31, 2015
Current				
Cash and cash equivalents		$	3,114	$ 5,346
Trade receivables and other			4,703	3,876
		$	**7,817**	$ **9,222**
Non-current				
Mineral interests and royalties	4	$	416,300	$ 414,363
Investments	5		56,234	26,580
Deferred financing costs			2,240	2,220
Loans receivable			24,553	23,821
Deferred income tax assets			17,389	19,650
Receivables and other			820	1,017
Total assets		$	**525,353**	$ **496,873**
Liabilities				
Current				
Trade and other payables		$	5,234	$ 7,443
Non-current				
Bank debt			59,500	83,500
Deferred income tax liabilities			3,354	3,279
		$	**62,854**	$ **86,779**
		$	**68,088**	$ **94,222**
Equity				
Share capital		$	510,175	$ 491,769
Reserves			24,638	23,368
Deficit			(42,568)	(60,926)
Accumulated other comprehensive loss			(34,980)	(51,560)
		$	**457,265**	$ **402,651**
Total liabilities and equity		$	**525,353**	$ **496,873**

Contractual obligations (Note 11)

Subsequent event (Note 13)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David DeWitt",** *Director*

The accompanying notes are an integral part of these condensed consolidated Interim financial statements

Condensed Consolidated Interim Statements of Income (Loss)

(unaudited)
Expressed in U.S. Dollars ($000s)

	Note	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Sales	12	$ 10,858	$ 11,360	$ 19,362	$ 22,926
Royalty revenue	12	4,851	4,069	9,731	7,788
		$ 15,709	$ 15,429	$ 29,093	$ 30,714
Cost of sales, excluding depletion		$ 3,268	$ 3,917	$ 6,307	$ 7,936
Depletion		7,196	10,221	12,426	19,019
Total cost of sales		$ 10,464	$ 14,138	$ 18,733	$ 26,955
Gross profit		$ 5,245	$ 1,291	$ 10,360	$ 3,759
Expenses and other (income)					
▶ Administration expenses [1]	8	$ 1,419	$ 1,342	$ 2,829	$ 2,860
▶ Project evaluation [1]		1,235	1,075	2,198	2,070
▶ Foreign exchange gain		(52)	(28)	(15)	(1,972)
▶ (Gain) loss on revaluation of investments	5	(6,019)	1,102	(19,468)	1,563
▶ Finance income		(440)	(22)	(1,242)	(270)
▶ Finance expenses and other		1,619	300	3,011	618
▶ Gain on restructuring of mineral interest		–	(4,443)	–	(4,443)
▶ Mineral interest and royalty impairments	4 (c)	–	3,323	1,368	3,323
Income (loss) before taxes		$ 7,483	$ (1,358)	$ 21,679	$ 10
Current income tax expense	7	$ 39	$ 557	$ 318	$ 814
Deferred income tax expense	7	2,245	11,536	3,003	11,823
		2,284	12,093	3,321	12,637
Net income (loss) for the period		$ 5,199	$ (13,451)	$ 18,358	$ (12,627)
Basic earnings (loss) per share		$ 0.04	$ (0.11)	$ 0.13	$ (0.11)
Diluted earnings (loss) per share		$ 0.04	$ (0.11)	$ 0.13	$ (0.11)
Weighted average number of common shares outstanding					
▶ Basic	6 (e)	137,811,137	118,101,949	136,920,678	117,771,242
▶ Diluted	6 (e)	140,438,166	118,101,949	138,968,035	117,771,242
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$ 772	$ 584	$ 1,556	$ 1,262

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(unaudited)
Expressed in U.S. Dollars ($000s)

	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Net income (loss) for the period	$ 5,199	$ (13,451)	$ 18,358	$ (12,627)
Other comprehensive income (loss) for the period				
Items that may subsequently be re-classified to net income (loss):				
Currency translation differences	$ 45	$ 389	$ 140	$ (4,604)
Items that will not subsequently be reclassified to net income (loss):				
Gain (loss) on investments, including a tax recovery of $856	7,672	(227)	16,440	(2,649)
Total other comprehensive income (loss) for the period	$ 7,717	$ 162	$ 16,580	$ (7,253)
Total comprehensive income (loss) for the period	**$ 12,916**	**$ (13,289)**	**$ 34,938**	**$ (19,880)**

↗ The accompanying notes are an integral part of these condensed consolidated Interim financial statements

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)
Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Operating activities					
▶ Net income (loss) for the period		$ 5,199	$ (13,451)	$ 18,358	$ (12,627)
Items not affecting cash:					
▶ Depletion and depreciation and financing amortization		7,384	10,384	12,835	19,343
▶ Mineral interest impairments	4 (c)	–	3,323	1,368	3,323
▶ Deferred income tax expense	7	2,190	11,629	2,950	11,981
▶ Share-based payment		772	584	1,556	1,262
▶ (Gain) loss on revaluation of investments		(6,019)	1,101	(19,468)	1,563
▶ Unrealized foreign exchange loss (gain)		–	257	–	(1,818)
▶ Interest on loan receivable		(350)	–	(732)	–
▶ Gain on restructuring of mineral interest and loan receivable and other	5 (b)	827	(4,488)	827	(4,488)
▶ Changes in non-cash working capital	9	(1,068)	140	926	(941)
		$ 8,935	$ 9,479	$ 18,620	$ 17,598
Investing activities					
▶ Acquisition of mineral interests and royalties	4 (b)	$ (4,505)	$ (1,510)	$ (10,704)	$ (60,583)
▶ Acquisition of investments and other assets	5	(2,018)	(2,480)	(4,599)	(4,087)
▶ Proceeds from disposition of mineral interests, investments and other assets		12,772	7,736	18,371	9,257
▶ Acquisition of Gold Royalties Corp., net of cash acquired of $1.3M	4	–	1,288	–	1,288
		$ 6,249	$ 5,034	$ 3,068	$ (54,125)
Financing activities					
▶ Bank debt repaid	7	$ (17,500)	$ –	$ (24,000)	$ –
▶ Redemption of common shares (normal course issuer bid) and other		(13)	(992)	(63)	(1,476)
		$ (17,513)	$ (992)	$ (24,063)	$ (1,476)
Effect of exchange rate changes on cash and cash equivalents		$ 127	$ (239)	$ 143	$ (623)
Net (decrease) increase in cash and cash equivalents		$ (2,202)	13,282	(2,232)	(38,626)
Cash and cash equivalents — beginning of the period		5,316	38,316	5,346	90,224
Cash and cash equivalents — end of the period		**$ 3,114**	**$ 51,598**	**$ 3,114**	**$ 51,598**
Cash and cash equivalents, at the end of the period					
Cash at bank		$ 3,114	$ 46,080	$ 3,114	$ 46,080
Short-term deposit		$ –	$ 5,518	$ –	$ 5,518

Supplemental cash flow information (note 10)

Condensed Consolidated Interim Statements of Changes in Equity

(unaudited)

Expressed in U.S. Dollars ($000s)

		Share Capital		Reserves				
	Note	Number	Amount	Share Options and Restricted Stock Rights	Share Purchase Warrants	Deficit	Accumulated Other Comprehensive Loss	Total
At January 1, 2015		**117,478,182**	**$ 456,670**	**$ 9,015**	**$ 12,117**	**$ (17,870)**	**$ (38,385)**	**$ 421,547**
Options exercised	7 (b)	50,000	219	(55)	-	-	-	164
Vesting of restricted stock rights		8,879	99	(99)	-	-	-	-
Redemption of common shares (normal course issuer bid)	7 (a)	(484,045)	(1,623)	-	-	-	-	(1,623)
Issuance of warrants	7 (c)	-	-	-	583	-	-	583
Share issuance costs		-	(108)	-	-	-	-	(108)
Shares issued on acquisition of Gold Royalties Corporation	(4)	1,161,720	4,281	-	-	-	-	4,281
Share based payment		-	-	1,262	-	-	-	1,262
Net loss for the period		-	-	-	-	(12,627)	-	(12,627)
Other comprehensive loss		-	-	-	-	-	(7,253)	(7,253)
At June 30, 2015		**118,214,736**	**$ 459,538**	**$ 10,123**	**$ 12,700**	**$ (30,497)**	**$ (45,638)**	**$ 406,226**
Shares issued		10,087,800	27,136	-	1,614	-	-	28,750
Options exercised	6 (b)	105,000	465	(115)	-	-	-	350
Vesting of restricted stock rights		68,259	626	(626)	-	-	-	-
Expiration of unexercised warrants		-	4,388	-	(4,388)	-	-	-
Redemption of common shares (normal course issuer bid) and other	6 (a)	(34,078)	(85)	(475)	-	-	-	(560)
Issuance of warrants	6 (b)	-	-	-	3,091	-	-	3,091
Share issuance costs (net of tax of $1.0 million)		-	(1,453)	-	-	-	-	(1,453)
Shares issued on acquisition of Gold Royalties Corporation and other		438,597	1,154	-	-	-	-	1,154
Share based payment		-	-	1,444	-	-	-	1,444
Total comprehensive loss		-	-	-	-	(30,429)	(5,922)	(36,351)
At December 31, 2015		**128,880,314**	**$ 491,769**	**$ 10,351**	**$ 13,017**	**$ (60,926)**	**$ (51,560)**	**$ 402,651**
Vesting of restricted stock rights		1,159	13	(13)	-	-	-	-
Options exercised		346,668	1,059	(273)	-	-	-	786
Shares issued for acquisition of royalties and other	4 (b)	8,098,145	17,393	-	-	-	-	17,393
Share issuance costs		-	(59)	-	-	-	-	(59)
Share based payment		-	-	1,556	-	-	-	1,556
Total comprehensive income		-	–	–	–	18,358	16,580	34,938
At June 30, 2016		**137,326,286**	**$ 510,175**	**$ 11,621**	**$ 13,017**	**$ (42,568)**	**$ (34,980)**	**457,265**

The accompanying notes are an integral part of these condensed consolidated Interim financial statements

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Silver Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on August 3rd, 2016.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to preparation of interim financial statements including International Accounting Standard 34—Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2015.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2015. The Company's interim results are not necessarily indicative of its results for a full year.

B   Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

To better reflect the nature of the Company's operating expenses, the Company retrospectively revised certain allocated salary and related costs and stock based compensation to project evaluation in the Condensed Consolidated Statement of Income during the three and six month period ended June 30, 2016. The comparative figures have been adjusted to reflect the reallocation of these costs from administration expense to project evaluation. The adjustment resulted in a decrease of administration expenses and an increase in project evaluation by $0.7 million and $1.3 million, in the three and six month periods, respectively.

3   FINANCIAL INSTRUMENTS

A   Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not

active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2016. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Un-observable inputs (Level 3)
Long-term investments				
▸ common shares held	$ 24,855	$ 24,855	$ –	$ –
▸ warrants	3,004	–	3,004	–
▸ convertible debt	28,375	–	28,375	–
	$ 56,234	**$ 24,855**	**$ 31,379**	**$ –**

The fair value of the Company's financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other, trade and other payables and bank debt approximate their carrying values at June 30, 2016.

B   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to third parties with a history in commodities. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's loan receivable and convertible debenture due from Luna Gold Corp. ("Luna") are subject to Luna's credit risk and the Company's ability to realize on its security.

C   Currency Risk

Financial instruments that impact the Company's net income or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2016 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.5 million and other comprehensive income $2.0 million, respectively.

D   Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. Presently, all of the Company's outstanding borrowings are at floating rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage risk. During the period ended June 30, 2016, the weighted average effective interest rate paid by the Company on the amount drawn on its outstanding borrowings was 4.5% (2015 – 3.4%). A fluctuation in interest rates of 100 basis points (1 percent) would have affected finance expense by approximately $0.4 million.

E   Liquidity Risk

In managing liquidity risk, the Company takes into account its loan facility, anticipated cash flows from operations and its holding of cash and cash equivalents. As at June 30, 2016, the Company had cash and cash equivalents of $3.1 million (December 31, 2015: $5.3 million) and working capital of $2.6 million (December 31, 2015 – $1.8 million). The Company has a revolving facility which matures in July 2020. Additionally, Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at June 30, 2016, of $56.2 million (December 31, 2015 – $26.6 million).

The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

4   MINERAL INTERESTS AND ROYALTIES

A   Carrying Amount

As of and for the six months ended June 30, 2016:

In $000s		Cost			Accumulated Depletion					Carrying Amount
		Opening	Additions (disposals)	Ending	Opening	Depletion	Inventory depletion adjustment	Impairment	Ending	
Aurizona	BRA	$ 11,000	$ 33	$ 11,033	$ 310	$ –	$ –	$ –	$ 310	$ 10,723
Bachelor Lake	CAN	22,671	1,301	23,972	14,678	1,520	182	–	16,380	7,592
Black Fox	CAN	37,758	3	37,761	22,117	1,004	102	–	23,223	14,538
Chapada	BRA	69,520	3	69,523	–	1,113	–	–	1,113	68,410
Diavik Mine	CAN	53,111	–	53,111	6,273	2,876	–	–	9,149	43,962
Hugo North Extension and Heruga	MNG	42,493	(7,142)	35,351	–	–	–	–	–	35,351
Karma Gold Project	BFA	21,174	5,115	26,289	–	786	–	–	786	25,503
Ming	CAN	20,068	–	20,068	7,622	105	282	–	8,009	12,059
Santa Elena	MEX	23,342	–	23,342	17,202	1,340	–	–	18,542	4,800
Yamana Silver Stream	ARG	74,229	–	74,229	–	685	–	–	685	73,544
Royalties [1]		206,724	17,598	224,322	106,393	2,982	–	1,368	110,743	113,579
Other [2]		11,339	(614)	10,725	4,471	15	–	–	4,486	6,239
Total [3]		**$ 593,429**	**$ 16,297**	**$ 609,726**	**$ 179,066**	**$ 12,426**	**$ 566**	**$ 1,368**	**$ 193,426**	**$ 416,300**

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, Hat Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

2   Includes Anthem United Stream and other.

3   Total mineral interest and royalties includes $108.5 million of assets located in Canada, $96.8 million in Argentina, $87.0 million in Brazil, $36.6 million in Mongolia, $28.6 million in Burkina Faso, $20.6 million in the United States, $10.2 million in Turkey, $6.8 million in South Africa, $4.8 million in Mexico, $5.1 million in French Guiana, $5.0 million in Peru, $2.5 million in Honduras, and $3.8 million in other countries.

As of and for the year ended December 31, 2015:

In $000s		Cost				Accumulated Depletion					Carrying Amount
		Opening	Additions (disposals)	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Disposals	Ending	
Aurizona	BRA	$ 27,358	$ (16,358)	$ –	$ 11,000	$ 5,756	$ 1,072	$ –	$ (6,518)	$ 310	$ 10,690
Bachelor Lake	CAN	22,671	–	–	22,671	10,458	4,220	–	–	14,678	7,993
Black Fox	CAN	37,758	–	–	37,758	17,836	4,281	–	–	22,117	15,641
Chapada	BRA	–	69,520		69,520	–	–	–	–	–	69,520
Diavik Mine	CAN	–	53,111	–	53,111	–	6,273	–	–	6,273	46,838
Hugo North Extension and Heruga	MNG	42,493	–	–	42,493	–	–	–	–	–	42,493
Karma Gold Project	BFA	14,456	6,718	–	21,174	–	–	–	–	–	21,174
Ming	CAN	20,068	–	–	20,068	5,628	1,994	–	–	7,622	12,446
Santa Elena	MEX	23,342	–	–	23,342	11,087	6,115	–	–	17,202	6,140
Yamana Silver Stream	ARG	–	74,229	–	74,229	–	–	–	–	–	74,229
Royalties [1]		189,970	19,348	(2,594)	206,724	76,907	11,164	18,322	–	106,393	100,331
Other [2]		12,393	(1,054)	–	11,339	955	193	3,323	–	4,471	6,868
Total [3]		$ 390,509	$ 205,514	$ (2,594)	$ 593,429	$ 128,627	$ 35,312	$ 21,645	$ (6,518)	$ 179,066	$ 414,363

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, Bomboré, the Gold Royalties royalty portfolio and the Early Gold Deposit.

2   Includes Summit, Anthem United Stream and other.

3   Total mineral interest and royalties includes $111.3 million of assets located in Canada, $88.1 million in Brazil, $98.1 million in Argentina, $42.5 million in Mongolia, $21.8 million in the United States, $24.3 million in Burkina Faso, $6.1 million in Mexico, $6.9 million in South Africa, $5.1 million in French Guiana, $3.1 million in Honduras, $1.0 million in Ghana, and $6.1 million in other South American countries.

B   Acquisitions and Update

Royalty Portfolio   ACQUISITION ↘

During the six months ended June 30, 2016, the Company announced that it had acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates. The portfolio was acquired for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company (using the closing market price on the date of issuance).

**Hugo North Extension
and Heruga Gold Stream**   UPDATE ↘

During the six months ended June 30, 2016, Sandstorm amended its Gold Stream with Entrée Gold Inc. ("Entrée") such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and during the six months ended June 30, 2016, Sandstorm received consideration of $7.0 million (of which $5.5 million was paid in cash and $1.5 million was received by way of Entrée common shares), which the Company recognized as a disposal of mineral interest.

C   Impairments

While assessing whether any indications of impairment exist for mineral properties, consideration is given to both external and internal sources of information. The lack of progress with respect to advancing some of the royalties within Sandstorm's mineral interest portfolio, prompted the Company to evaluate its investment in these specific assets. The recoverable amount of the asset, for impairment assessment purposes, was determined using the fair value less costs to sell. Key assumptions used in the analysis to determine fair value included management's best estimates of the value of the underlying royalty assets. As a result of its review, the Company, during the three months ended March 31, 2016, recorded an impairment charge of $1.4 million for the full balance of these specifically identified mineral royalties.

5   INVESTMENTS

As of and for the six month ended June 30, 2016:

In $000s	Fair Value December 31, 2015	Net Additions (Disposals) June 30, 2016	Fair Value Adjustment June 30, 2016	Fair Value June 30, 2016
Common shares	$ 14,990	$ (6,036)	$ 15,901	$ 24,855
Warrants	35	322	2,647	3,004
Convertible debt instruments	11,555	–	16,820	28,375
Total	**$ 26,580**	**$ (5,714)**	**$ 35,368**	**$ 56,234**

As of and for the six months ended June 30, 2015:

In $000s	Fair Value December 31, 2014		Net Additions (Disposals) June 30, 2015		Fair Value Adjustment June 30, 2015		Fair Value June 30, 2015
Common shares	$	14,254	$	629	$	(2,649)	$	12,234
Warrants		70		378		(66)		382
Convertible debt instruments		9,665		12,852		(1,497)		21,020
Total	**$**	**23,989**	**$**	**13,859**	**$**	**(4,212)**	**$**	**33,636**

6   SHARE CAPITAL AND RESERVES

A   Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 3, 2017, to purchase up to 6,896,539 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company's management believes that the Common Shares are undervalued by the market.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2014	6,852,607	4.69
Granted	1,284,000	3.61
Addition of outstanding Gold Royalties' Options (note 6 (a))	47,475	15.71
Exercised	(155,000)	(3.39)
Forfeited	(1,173,500)	(3.40)
Options outstanding at December 31, 2015	**6,855,582**	**5.45**
Exercised	(346,668)	(2.93)
Options outstanding at June 30, 2016	**6,508,914**	**4.85**

A summary of the Company's share purchase options as of June 30, 2016 is as follows:

Number outstanding	Exercisable	Exercise Price per Share		Expiry Date
66,000	66,000	C$	6.30	August 25, 2016
1,129,000	1,129,000		6.35	November 25, 2016
27,000	27,000		18.33	August 22, 2017
5,850	5,850		18.33	October 4, 2017
402,133	402,133		16.35	December 11, 2017
150,000	150,000		11.78	December 21, 2017
10,875	10,875		11.31	February 19, 2018
3,625	3,625		10.62	March 1, 2018
12,375	12,375		8.89	December 13, 2018
25,000	16,667		6.03	May 16, 2019
3,390,806	899,166		2.93	November 13, 2019
1,084,000	-		3.60	December 9, 2020
200,000	-		3.64	December 22, 2020
2,250	2,250		15.00	March 30, 2022
6,508,914	**2,724,941**	**C$**	**7.18**	

C Share Purchase Warrants

A summary of the Company's warrants and the changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2014	**25,769,272**	**10,225,553**
Addition of Gold Royalties' Warrants	368,038	368,038
Issued	23,043,900	23,043,900
Expired unexercised	(19,874,037)	(4,330,318)
Warrants outstanding at December 31, 2015	**29,307,173**	**29,307,173**
Expired unexercised	(104,900)	(104,900)
Warrants outstanding at June 30, 2016	**29,202,273**	**29,202,273**

A summary of the Company's warrants as of
June 30, 2016 are as follows:

Number outstanding	Exercise Price per Share	Expiry Date
1,155,873	C$13.79	December 4, 2016
5,002,500	$14.00	September. 7, 2017
3,000,000	$4.50	March 23, 2020
15,000,000	$3.50	October 27, 2020
5,043,900	$4.00	November 3, 2020
29,202,273		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 restricted share rights ("RSR").

As at June 30, 2016, the Company had 1,425,517 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated
based on the following:

In $000s	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Net income (loss) for the period	$ 5,199	$ (13,451)	$ 18,358	$ (12,627)
Basic weighted average number of shares	137,811,137	118,101,949	136,920,678	117,771,242
Basic earnings (loss) per share	$ 0.04	$ (0.11)	$ 0.13	$ (0.11)
Effect of dilutive securities				
▸ Stock options	1,614,115	–	1,133,255	–
▸ Warrants	22,788	–	–	–
▸ Restricted share rights	990,126	–	914,102	–
Diluted weighted average number of common shares	140,438,166	118,101,949	138,968,035	117,771,242
Diluted earnings (loss) per share	$ 0.04	$ (0.11)	$ 0.13	$ (0.11)

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$4.49 during the period ended June 30, 2016 (June 30, 2015 — C$4.43) or because a performance obligation had not been met as at June 30th 2016:

	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Stock Options	1,834,108	1,338,826	1,834,108	2,678,602
Warrants	24,169,054	–	29,246,918	–
RSRs	18,462	9,842	9,231	8,879

7   INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Income (loss) before income taxes	$ 7,483	$ (1,358)	$ 21,679	$ 10
Canadian federal and provincial income tax rates	26.0%	26.0%	26.0%	26.0%
Income tax expense (recovery) based on the above rates	$ 1,946	$ (353)	$ 5,637	$ 3
Increase (decrease) due to:				
▸ Non-deductible expenses and permanent differences	$ 202	37	410	214
▸ Change in deductible temporary differences	329	4,540	849	4,540
▸ Unrecognized / (recognized) deferred tax assets	–	–	(1,642)	–
▸ Non-taxable portion of capital gain	(799)	–	(2,531)	–
▸ Change in deferred taxes related to attributing taxable income from Barbadian subsidiary	–	8,060	–	8,060
▸ Difference between statutory and foreign tax rates	(473)	(543)	(528)	(1,134)
▸ Other	1,079	352	1,126	954
Income tax expense	$ 2,284	$ 12,093	$ 3,321	$ 12,637

8   ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	3 Months Ended June 30, 2016		3 Months Ended June 30, 2015		6 Months Ended June 30, 2016		6 Months Ended June 30, 2015	
Corporate administration	$	407	$	385	$	776	$	793
Employee benefits and salaries		583		450		1,057		918
Professional fees		104		162		337		365
Depreciation		51		55		103		109
Administration expenses before share based compensation	$	1,145	$	1,052	$	2,273	$	2,185
Equity settled share based compensation (a non-cash expense)		274		290		556		675
Total administration expenses	$	1,419	$	1,342	$	2,829	$	2,860

9   SUPPLEMENTAL CASH FLOW INFORMATION

In $000s	3 Months Ended June 30, 2016		3 Months Ended June 30, 2015		6 Months Ended June 30, 2016		6 Months Ended June 30, 2015	
Change in non-cash working capital:								
▸ Trade receivables and other	$	(483)	$	(606)	$	(537)	$	(2,153)
▸ Trade and other payables		(585)		746		1,463		1,212
Net (decrease) increase in cash	$	(1,068)	$	140	$	926	$	(941)
Significant non-cash transactions:								
▸ Shares issued for acquisition of royalties and other (note 4 (b))	$	1,233	$	–	$	16,159	$	–
▸ Restructuring of mineral interest and loan receivable		–		26,000		–		26,000
▸ Issuance of common shares for Gold Royalties acquisition		–		4,281		–		4,281
▸ Issuance of warrants for Diavik royalty acquisition	$	–	$	–	$	–	$	583

10 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended June 30, 2016	3 Months Ended June 30, 2015	6 Months Ended June 30, 2016	6 Months Ended June 30, 2015
Short-term employee salaries and benefits	$ 287	$ 392	$ 557	$ 781
Share-based payments	512	559	1,029	1,119
Total key management compensation expense	**$ 799**	**$ 951**	**$ 1,586**	**$ 1,900**

11 CONTRACTUAL OBLIGATIONS

A Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [5, 6, 7, 8, 9]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$524
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$361
Yamana Silver	Varies	30% of silver spot price

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $361 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5   For the Entrée Gold and Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

6   For the Entrée Gold and Silver Stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

9   Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

In connection with the Karma Gold Stream, Sandstorm has provided True Gold Mining Inc. (now Endeavour Mining Corp.) with an 18 month option to increase funding by up to $5 million (the "Increase Option") in exchange for eight quarterly deliveries totaling 7,500 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down. During the six months ended June 30, 2016, Sandstorm remitted $1.25 million of its $5 million commitment under the Increase Option.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone Gold Corp. on a draw down basis until January 27, 2017.

The Company will, from time to time, repay balances outstanding on its revolving facility with operating cash flow and cash flow from other sources. The amounts drawn on the revolving facility remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the revolving facility remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. The revolving facility matures in July 2020.

12   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended June 30, 2016

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Bachelor Lake, Canada	$ 1,945	$ –	$ 782	$ 826	$ –	$ 337	$ 838
Black Fox, Canada	1,121	–	477	407	–	237	525
Chapada, Brazil	1,144	–	349	561	–	234	795
Diavik, Canada	–	1,825	–	2,008	–	(183)	1,725
Karma, Burkina Faso	1,550	–	311	786	–	453	1,239
Ming, Canada	368	–	–	105	–	263	368
Santa Elena, Mexico	3,762	–	1,059	676	–	2,027	2,703
Yamana Silver Stream, Argentina	968	–	290	491	–	187	678
Other Royalties [1]	–	3,026	–	1,336	–	1,690	2,078
Corporate	–	–	–	–	–	2,238	(2,014)
Consolidated	**$ 10,858**	**$ 4,851**	**$ 3,268**	**$ 7,196**	**$ –**	**$ 7,483**	**$ 8,935**

1   *Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain and Sheerness. Includes royalty revenue from royalty interests located in Canada of $1.0 million, in the United States of $0.4 million, and other of $1.5 million.*

For the three months ended June 30, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 3,519	$ –	$ 1,192	$ 346	$ –	$ 1,981	$ 2,327
Bachelor Lake, Canada	2,537	–	1,063	1,263	–	211	1,474
Black Fox, Canada	1,630	–	714	985	–	(69)	916
Diavik, Canada	–	1,609	–	1,665	–	(56)	1,409
Ming, Canada	488	–	–	497	–	(9)	488
Santa Elena, Mexico	3,186	–	948	1,943	–	295	2,238
Other Royalties [1]	–	2,460	–	3,522	–	(1,062)	2,152
Other	–	–	–	–	(3,323)	(3,323)	–
Corporate	–	–	–	–	–	674	(1,525)
Consolidated	**$ 11,360**	**$ 4,069**	**$ 3,917**	**$ 10,221**	**$ (3,323)**	**$ (1,358)**	**$ 9,479**

1   *Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $1.2 million, in the United States of $0.4 million, and other of $0.9 million.*

For the six months ended June 30, 2016

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Bachelor Lake, Canada	$ 3,925	$ –	$ 1,629	$ 1,520	$ –	$ 776	$ 1,971
Black Fox, Canada	2,708	–	1,173	1,004	–	531	1,416
Chapada, Brazil	2,288	–	703	1,113	–	472	1,585
Diavik, Canada	–	3,125	–	2,876	–	249	2,901
Karma, Burkina Faso	1,550	–	311	786	–	453	1,239
Ming, Canada	368	–	–	105	–	263	368
Santa Elena, Mexico	7,153	–	2,090	1,340	–	3,723	5,063
Yamana Silver Stream, Argentina	1,325	–	397	685	–	243	928
Other Royalties [1]	–	6,606	–	2,982	(1,368)	2,256	6,795
Other	45	–	4	15	–	26	40
Corporate	–	–	–	–	–	12,687	(3,686)
Consolidated	**$ 19,362**	**$ 9,731**	**$ 6,307**	**$ 12,426**	**$ (1,368)**	**$ 21,679**	**$ 18,620**

1   Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain and Sheerness. Includes royalty revenue from royalty interests located in Canada of $2.2 million, in the United States of $0.8 million, and other of $3.6 million.

For the six months ended June 30, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 7,376	$ –	$ 2,455	$ 714	$ –	$ 4,207	$ 4,921
Bachelor Lake, Canada	5,011	–	2,079	2,471	–	461	2,932
Black Fox, Canada	3,918	–	1,667	2,312	–	(61)	2,251
Diavik, Canada	–	3,109	–	3,124	–	(15)	1,409
Ming, Canada	728	–	–	738	–	(10)	728
Santa Elena, Mexico	5,893	–	1,735	3,297	–	860	4,157
Other Royalties [1]	–	4,679	–	6,363	–	(1,685)	4,817
Other	–	–	–	–	(3,323)	(3,323)	–
Corporate	–	–	–	–	–	(424)	(3,617)
Consolidated	**$ 22,926**	**$ 7,788**	**$ 7,936**	**$ 19,019**	**$ (3,323)**	**$ 10**	**$ 17,598**

1   Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $2.0 million, in the United States of $0.9 million, and other of $1.8 million.

Total assets as of:

In $000s	June 30, 2016 [1]	December 31, 2015 [1]
Aurizona	$ 10,723	$ 10,690
Bachelor Lake	8,200	7,993
Black Fox	14,759	15,641
Chapada	68,410	69,520
Diavik Mine	45,362	48,013
Entrée	35,351	42,493
Karma	25,504	21,174
Ming	12,339	12,446
Santa Elena	4,799	6,140
Yamana Silver Stream	73,544	74,229
Other Royalties [2]	115,341	103,634
Other [3]	6,246	6,868
Corporate	104,775	78,032
Consolidated	**$ 525,353**	**$ 496,873**

1   Includes related accounts receivables and payables in relation to the respective properties.

2   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, Hat Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

3   Includes Anthem United Stream and other.

13   SUBSEQUENT EVENT

On July 6, 2016 the Company completed a public offering of 12,921,400 common shares at a price of $4.45 per common share, for gross proceeds of $57.5 million. In connection with the offering, the Company paid agent fees of $2.9 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company's revolving credit facility.